FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:

1.  Director/PDMR Shareholding announcement made on 28 February 2007
2.  Publication of Prospectus  announcement made on 28 February 2007
3.  Publication of Prospectus  announcement made on 28 February 2007
4.  Publication of Prospectus  announcement made on 28 February 2007
5.  Publication of Prospectus  announcement made on 01 March 2007
6.  Director/PDMR Shareholding announcement made on 01 March 2007
7.  Director/PDMR Shareholding announcement made on 01 March 2007
8.  Director/PDMR Shareholding announcement made on 02 March 2007
9.  Director/PDMR Shareholding announcement made on 05 March 2007
10. Director/PDMR Shareholding announcement made on 06 March 2007
11. Director/PDMR Shareholding announcement made on 06 March 2007
12. Director/PDMR Shareholding announcement made on 07 March 2007
13. Director/PDMR Shareholding announcement made on 07 March 2007
14. Director/PDMR Shareholding announcement made on 07 March 2007
15. Director/PDMR Shareholding announcement made on 08 March 2007
16. Director/PDMR Shareholding announcement made on 08 March 2007
17. Director/PDMR Shareholding announcement made on 09 March 2007
18. Director/PDMR Shareholding announcement made on 12 March 2007
19. Director/PDMR Shareholding announcement made on 13 March 2007
20. Director/PDMR Shareholding announcement made on 14 March 2007
21. Director/PDMR Shareholding announcement made on 15 March 2007
22. Director/PDMR Shareholding announcement made on 15 March 2007
23. Director/PDMR Shareholding announcement made on 16 March 2007
24. Annual Report and Accounts announcement made on 19 March 2007
25. Director/PDMR Shareholding announcement made on 19 March 2007
26. Director/PDMR Shareholding announcement made on 20 March 2007
27. Publication of Prospectus announcement made on 21 March 2007
28. Director/PDMR Shareholding announcement made on 21 March 2007
29. Director/PDMR Shareholding announcement made on 22 March 2007
30. Directorate Change announcement made on 23 March 2007
31. Director/PDMR Shareholding announcement made on 23 March 2007
32. Publication of Final Terms announcement made on 26 March 2007
33. Director/PDMR Shareholding announcement made on 26 March 2007
34. Director/PDMR Shareholding announcement made on 27 March 2007
35. Director/PDMR Shareholding announcement made on 28 March 2007
36. Publication of Final Terms announcement made on 28 March 2007
37. Director/PDMR Shareholding announcement made on 28 March 2007
38. Director/PDMR Shareholding announcement made on 29 March 2007

Enclosure 1.

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 28 February 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
32,450 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,233,465 ordinary shares in the Company.

Enclosure 2

28 February 2007

The Royal Bank of Scotland plc - Publication of Supplement

The following Supplement has been approved as a supplement by the UK Listing
Authority and is available for viewing:

Supplement dated 27 February 2007 (the "Supplement") relating to an issue of
4,000 Discount Securities linked to the Dow Jones Euro Stoxx(R) 50 (Price) Index supplementing the Prospectus (the "Prospectus") dated 20 September 2006 (as supplemented by a supplemental prospectus dated 20 December 2006) relating to the Certificate and Warrant Programme of The Royal Bank of Scotland plc.

To view the full document, please paste the following URL into the address bar of your browser.

Supplement

http://www.rns-pdf.londonstockexchange.com/rns/0691s_-2007-2-28.pdf

The full document is also available for viewing at the Document Viewing Facility of the UK Listing Authority.

This website is not provided for, or directed at, U.S. persons or persons in the
United States. If you are a U.S. person or are viewing this page from the United
States, you should exit this section of the website.

For further information, please contact:

Peter Nielsen

c/o Group Legal, GBM

RBS Global Banking & Markets

135 Bishopsgate

London EC2M 3UR

Tel: +44(0)20 7085 5000

Fax:+44(0)20 7085 8411

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus, as supplemented by the Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/
or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, as so supplemented, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

The Supplement on this website does not constitute an offer of securities for sale in the United States. Any securities issued pursuant thereto have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended
(the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

Enclosure 3

28 February 2007

The Royal Bank of Scotland plc - Publication of Supplement

The following Supplement has been approved as a supplement by the UK Listing
Authority and is available for viewing:

Supplement dated 27 February 2007 (the "Supplement") relating to an issue of
40,000 Bonus Securities linked to the common stock of DaimlerChrysler AG supplementing the Prospectus (the "Prospectus") dated 20 September 2006 (as supplemented by a supplemental prospectus dated 20 December 2006) relating to the Certificate and Warrant Programme of The Royal Bank of Scotland plc.

To view the full document, please paste the following URL into the address bar of your browser.

Supplement

http://www.rns-pdf.londonstockexchange.com/rns/0695s_-2007-2-28.pdf

The full document is also available for viewing at the Document Viewing Facility of the UK Listing Authority.

This website is not provided for, or directed at, U.S. persons or persons in the
United States. If you are a U.S. person or are viewing this page from the United
States, you should exit this section of the website.

For further information, please contact:

Peter Nielsen

c/o Group Legal, GBM

RBS Global Banking & Markets

135 Bishopsgate

London EC2M 3UR

Tel: +44(0)20 7085 5000

Fax:+44(0)20 7085 8411

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus, as supplemented by the Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/
or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, as so supplemented, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

The Supplement on this website does not constitute an offer of securities for sale in the United States. Any securities issued pursuant thereto have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended
(the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

Enclosure 4

28 February 2007

The Royal Bank of Scotland plc - Publication of Supplement

The following Supplement has been approved as a supplement by the UK Listing
Authority and is available for viewing:

Supplement dated 27 February 2007 (the "Supplement") relating to an issue of
118,000 Bonus Securities linked to the common stock of Deutsche Telekom AG supplementing the Prospectus (the "Prospectus") dated 20 September 2006 (as supplemented by a supplemental prospectus dated 20 December 2006) relating to the Certificate and Warrant Programme of The Royal Bank of Scotland plc.

To view the full document, please paste the following URL into the address bar of your browser.

Supplement

http://www.rns-pdf.londonstockexchange.com/rns/0699s_-2007-2-28.pdf

The full document is also available for viewing at the Document Viewing Facility of the UK Listing Authority.

This website is not provided for, or directed at, U.S. persons or persons in the
United States. If you are a U.S. person or are viewing this page from the United
States, you should exit this section of the website.

For further information, please contact:

Peter Nielsen

c/o Group Legal, GBM

RBS Global Banking & Markets

135 Bishopsgate

London EC2M 3UR

Tel: +44(0)20 7085 5000

Fax:+44(0)20 7085 8411

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus, as supplemented by the Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/
or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, as so supplemented, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

The Supplement on this website does not constitute an offer of securities for sale in the United States. Any securities issued pursuant thereto have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended
(the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

Enclosure 5

1 March 2007

The Royal Bank of Scotland plc - Publication of Drawdown Prospectus

The following Drawdown Prospectus has been approved as a prospectus by the UK
Listing Authority and is available for viewing:

Drawdown Prospectus dated 27 February 2007 (the "Drawdown Prospectus") relating to an issue of 3,280 Discount Certificates linked to the ordinary shares of BG
Group Plc under the Certificate and Warrant Programme of The Royal Bank of
Scotland plc

To view the full document, please paste the following URL into the address bar of your browser.

Drawdown Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/1585s_-2007-3-1.pdf

Documents incorporated by Reference

The Prospectus dated 20 September 2006 relating to the Certificate and Warrant
Programme of The Royal Bank of Scotland plc

http://www.rns-pdf.londonstockexchange.com/rns/2563j_1-2006-9-20.pdf

The Supplement dated 20 December 2006 supplementing the Prospectus dated 20
September 2006 relating to the Certificate and Warrant Programme of The Royal
Bank of Scotland plc

http://www.rns-pdf.londonstockexchange.com/rns/5966o_-2006-12-22.pdf

The audited consolidated annual financial statements of The Royal Bank of
Scotland plc for the financial year ended 31 December 2004 together with the audit report thereon

http://www.rns-pdf.londonstockexchange.com/rns/3013d_2-2006-5-19.pdf

The audited consolidated annual financial statements of The Royal Bank of
Scotland Group plc for the financial year ended 31 December 2004 together with the audit report thereon

http://www.rns-pdf.londonstockexchange.com/rns/3013d_3-2006-5-19.pdf

The audited consolidated annual financial statements of The Royal Bank of
Scotland plc for the financial year ended 31 December 2005 together with the audit report thereon

http://www.rns-pdf.londonstockexchange.com/rns/3013d_4-2006-5-19.pdf

The un-audited consolidated semi-annual interim financial statements of The
Royal Bank of Scotland Group plc for the six-months ended 30 June 2006

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?id=
1275139&source=RNS

The unaudited interim report of The Royal Bank of Scotland plc for the six-months ended 30 June 2006

http://www.rns-pdf.londonstockexchange.com/rns/4387p_-2007-1-12.pdf

The full documents are also available for viewing at the Document Viewing
Facility of the UK Listing Authority.

This website is not provided for, or directed at, U.S. persons or persons in the
United States. If you are a U.S. person or are viewing this page from the United
States, you should exit this section of the website.

For further information, please contact:

Peter Nielsen
c/o Group Legal, GBM
RBS Global Banking & Markets
135 Bishopsgate
London EC2M 3UR
Tel: +44(0)20 7085 5000
Fax:+44(0)20 7085 8411

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Drawdown Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Drawdown Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Drawdown Prospectus is not addressed. Prior to relying on the information contained in the Drawdown Prospectus you must ascertain from the Drawdown Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

The Drawdown Prospectus on this website does not constitute an offer of securities for sale in the United States. Any securities issued pursuant thereto have not been, and will not be, registered under the U.S. Securities Act of
1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to
U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Guy Robert Whittaker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Guy Robert Whittaker

8 State the nature of the transaction

        Sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

23,124

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.3368

14. Date and place of transaction

1 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

152,992

16. Date issuer informed of transaction

1 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

1 March 2007

Enclosure 7

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 1 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group 2001 Employee Share Trust (the "Trust") released from the Trust 473,700 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,759,765 ordinary shares in the Company.

Enclosure 8

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 2 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group 2001 Employee Share Trust (the "Trust") released from the Trust 119,285 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,640,480 ordinary shares in the Company.

Enclosure 9

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 5 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group 2001 Employee Share Trust (the "Trust") released from the Trust 101,103 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,539,377 ordinary shares in the Company.

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Neil James Roden

8 State the nature of the transaction

Exercise of The Royal Bank of Scotland Group plc, Option 2000 Scheme - 2001
Grant

9. Number of shares, debentures or financial instruments relating to shares acquired

150 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£15.63

14. Date and place of transaction

6 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,203 0.0003%

16. Date issuer informed of transaction

6 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

6 March 2007
--------------------------------------------------------------------------------

Enclosure 11

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 6 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group 2001 Employee Share Trust (the "Trust") released from the Trust 38,690 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,500,687 ordinary shares in the Company.

Enclosure 12

Royal Bank of Scotland Group PLC -

Director/PDMR Shareholding

Notification of Directors' Interests:

On 7 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 9,676 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the "Company") at a
price of 2115p per share.

In addition, the Trustee released from the Trust 120,962 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the Trustee of the Trust holds 3,389,401 ordinary shares in the Company.

Enclosure 13

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr John Napier Allan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership
Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

140

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.3373

14. Date and place of transaction

6 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

274,749

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 March 2007
------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership
Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

140

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.3373

14. Date and place of transaction

6 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

205,447

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 March 2007
------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership
Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

140

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.3373

14. Date and place of transaction

6 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

206,243

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 March 2007
------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership
Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

140

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

Price per share or value of transaction

£21.3373

14. Date and place of transaction

6 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,650

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 March 2007
------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership
Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

140

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.3373

14. Date and place of transaction

6 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,343

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 March 2007
------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership
Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

140

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.3373

14. Date and place of transaction

6 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,218

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 March 2007
------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

John Alastair Nigel Cameron

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership
Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

140

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.3373

14. Date and place of transaction

6 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,618

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 March 2007
------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Howard John Moody

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership
Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

140

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.3373

14. Date and place of transaction

6 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

36,931

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 March 2007
------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Alan Peter Dickinson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership
Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

140

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.3373

14. Date and place of transaction

6 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

31,291

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 March 2007
-----------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Cormac Michael McCarthy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

        Participation in The Royal Bank of Scotland Group plc Irish Profit
        Sharing ( Share Ownership) Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

404

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.3373

14. Date and place of transaction

6 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,346

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 March 2007

Enclosure 14

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Christopher Paul Sullivan

8 State the nature of the transaction

        Acquisition of shares pursuant to exercise of Executive Share Options and Option 2000. (see table below)

9. Number of shares, debentures or financial instruments relating to shares acquired

17,818

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Type of Transaction                       No. of Shares  Price per share
Exercise of NatWest 1994 Executive Share
Option Scheme - 1998                           11,551            £6.96
Exercise of NatWest 1994 Executive Share
Option Scheme - 1999                            6,117            £9.24
                                                  150           £15.63
Exercise of Option 2000 - 2001 Grant

14. Date and place of transaction

6 and 7 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,036

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 March 2007

Enclosure 15

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 8 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group 2001 Employee Share Trust (the "Trust") released from the Trust 52,681 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,336,720 ordinary shares in the Company.

Enclosure 16

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.

(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.14

14. Date and place of transaction

7 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,862 shares 0.00212%

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 March 2007
--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.14

14. Date and place of transaction

7 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

205,453 shares 0.00651%

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 March 2007
--------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.14

14. Date and place of transaction

7 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

206,249 shares 0.00654%

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 March 2007
--------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.14

14. Date and place of transaction

7 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,656 shares 0.00014%

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 March 2007
--------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.14

14. Date and place of transaction

7 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,349 shares 0.00036%

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 March 2007
--------------------------------------------------------------------------------
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£21.14

14. Date and place of transaction

7 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,042 shares 0.00069%

16. Date issuer informed of transaction

7 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 March 2007

Enclosure 17

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 9 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group 2001 Employee Share Trust (the "Trust") released from the Trust 44,124 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,292,596 ordinary shares in the Company.

Enclosure 18
The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 12 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
50,079 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,242,517 ordinary shares in the Company.

Enclosure 19

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 13 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
47,457 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,195,060 ordinary shares in the Company.

Enclosure 20

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 14 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
58,572 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,136,488 ordinary shares in the Company.

Enclosure 21

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 15 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
48,780 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,087,708 ordinary shares in the Company.

Enclosure 22

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act
1985; or (iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Miller Roy McLean

8 State the nature of the transaction
Exercise of The Royal Bank of Scotland Group plc, Option 2000 Scheme - 2001 Grant

9. Number of shares, debentures or financial instruments relating to shares acquired

150

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£15.63

14. Date and place of transaction

15 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

205,603

16. Date issuer informed of transaction

15 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

15 March 2007

Enclosure 23

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 16 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
28,395 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,059,313 ordinary shares in the Company.

Enclosure 24

The Royal Bank of Scotland Group plc

Submission to the Document Viewing Facility

19 March 2007

In accordance with sections 9.6.1R and 9.6.3(1)R of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document
Viewing Facility the circular Letter to Shareholders (including notice of the
Annual General Meeting) and supporting documentation.

The 2006 Annual Report and Accounts is being mailed to shareholders and is also available on the Group's website at www.rbs.com/ir

For further information please contact:

Hew Campbell
Deputy Company Secretary
Business House F,
RBS Gogarburn,
PO Box 1000,
Edinburgh EH12 1HQ

Tel: 0131 626 4099

Enclosure 25

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 19 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland plc 1992 Employee Share Trust (the "1992 Trust") released from the 1992
Trust 147,247 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the "Company") in satisfaction of share options exercised by employees of the Company and its subsidiaries.

In addition, Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group plc 2001 Employee Share Trust (the "2001 Trust") released from the 2001
Trust 81,417 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trusts are discretionary trusts for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trusts and are therefore deemed to be interested in shares held under the Trusts for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the balance of ordinary shares in the Company held by the Trustee in respect of the 1992 Trust is 352,658 and in respect of the 2001 Trust is 2,977,896.

Enclosure 26

Royal Bank of Scotland Group PLC -

Director/PDMR Shareholding

Notification of Directors' Interests:

On 20 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 500,000 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") at a price of 1993.99204p per share.

In addition, the Trustee released from the Trust 30,996 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the Trustee of the Trust holds 3,446,900 ordinary shares in the Company.

Enclosure 27

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing
Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc/The Royal Bank
of Scotland plc £40,000,000,000 Euro Medium Term Note Programme

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4450t_-2007-3-21.pdf

The document above is also available to the public for inspection at the UK
Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary
Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus)
only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you
must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 28

Royal Bank of Scotland Group PLC -

Director/PDMR Shareholding

Notification of Directors' Interests:

On 21 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 500,000 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") at a price of 2029.723368p per share.

In addition, the Trustee released from the Trust 51,024 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the Trustee of the Trust holds 3,895,876 ordinary shares in the Company.

Enclosure 29

Royal Bank of Scotland Group PLC -

Director/PDMR Shareholding

Notification of Directors' Interests:

On 22 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 300,000 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") at a price of 2060p per share.

In addition, the Trustee released from the Trust 37,234 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the Trustee of the Trust holds 4,158,642 ordinary shares in the Company.

Enclosure 30

The Royal Bank of Scotland Group plc

RBS announces management appointments in US

Lawrence K. Fish named Chairman of RBS America
Ellen Alemany appointed CEO of RBS America

Released 0900hrs, 23 March

The Royal Bank of Scotland Group plc (RBS) announces appointments to further align the management structure of its American operations. The creation of a unified management team positions RBS to take advantage of growth opportunities across and between its businesses in the US.

Lawrence K. Fish, currently Chairman and CEO of Citizens Financial Group
(Citizens), will become Chairman, RBS America and will continue to serve on the
Board of RBS. He will be supported by a management team led by Ellen Alemany.

Ellen Alemany has joined from Citigroup and will become CEO, RBS America in which capacity she will report to Group Chief Executive, Sir Fred Goodwin and be a member of RBS's Group Executive Management Committee. Ellen Alemany has 30
years experience in global banking and was most recently CEO, Global Transaction
Services and a member of Citigroup's Operating Committee.

Stephen D. Steinour, who is currently President of Citizens, will become CEO and
President of Citizens. Jay Levine will continue in his role as CEO of RBS Global
Banking & Markets (GBM) business in the US, which includes RBS Greenwich
Capital.

Commenting on the appointments, Sir Fred Goodwin, Group Chief Executive of RBS said:

"These management appointments represent a logical and natural step in the development of our activities in the US as our businesses work more closely together. Our American operations have scale, diversity and geographic reach, providing us with significant options for further growth, and these appointments position us well for the next phase of that growth.

"Larry has been pivotal in building our businesses in the US and will continue to play a central role. Ellen's credentials and experience make her an ideal candidate for this new role and for the challenges and opportunities that lie ahead as we step into a new phase in the development of our activities in the
US."

Commenting on the appointments Larry Fish, Chairman, RBS America said:

"We have achieved extraordinary growth in the US. The combination of our locally based management team and the global strength of RBS has taken us from a position of fifth largest bank in Rhode Island in 1988 to one of the top ten commercial banks in the US today.

"We have a more diverse franchise and a broader range of growth options than ever before. This new structure will enable our customers, shareholders, colleagues and communities to reap even greater benefits from the combined strengths of our businesses in the US."

Ellen Alemany said:

"I am excited to be joining this outstanding organisation at such an important stage in its development.

"I am delighted and grateful for the opportunity to work with Sir Fred, Larry and other colleagues at RBS to further integrate and develop what is already one of the top financial institutions in the US."

Contact Details
Andrew McLaughlin
Group Director, Economics & Corporate Affairs
+ 44 131 626 3868
+44 7786 111689

Carolyn McAdam
Head of Group Communications
+44 131 523 2055
+44 7796 274968

Richard O'Connor
Head of Investor Relations
+ 44 207 626 1758
+44 7909 873681

Biographies
Lawrence K. Fish, Chairman RBS America

Larry is a main board director at RBS Group and Chairman of Citizens Financial
Group Inc. Since taking over in 1992, Citizens, under Larry's leadership, has grown 25 fold to become one of the top ten commercial banks in America. He is a
Director of Textron Inc., and a member of the Board of Trustees of The Brookings
Institution in Washington, D.C. and Massachusetts Institute of Technology. He is
a former Director of the Federal Reserve Bank of Boston.

Ellen Alemany, CEO RBS America
Ellen was responsible for Global Transaction Services (GTS) at Citigroup with
22,000 employees world-wide. Until joining RBS Ellen was also a member of the
Board of Directors of Citibank N.A. and a member of the Citigroup Operating
Committee. Prior to GTS, she held a number of senior positions Executive Vice
President for the Commercial Lending Group, which includes CitiCapital, the
Commercial Markets Group, and the Commercial Real Estate Group - focusing on the financing needs of small to medium sized enterprises across a broad range of industries in the US. In the last two years, Ellen has been ranked in the top 5 of the highly rated "Most Powerful Women in American Banking" US  Banker survey.

Stephen D. Steinour, CEO CFG
Steve Steinour is currently President of Citizens Financial Group, Inc. and is responsible for overseeing the bank's business lines and operations. Prior to this, Steve was Chief Executive Officer of Regional Banking in the states of
Delaware, Illinois, Indiana, Michigan, New Jersey, New York, Ohio, and
Pennsylvania. Steve was the leading Citizens' executive responsible for bank acquisitions and integrations.

Jay Levine, CEO GBM, America
Jay Levine is Chief Executive Officer of Global Banking & Markets, America with responsibility for all RBS' institutional businesses in the US, and sits on the
GBM Board of Directors. He is also President and Chief Executive Officer of RBS
Greenwich Capital, GBM's American capital markets subsidiary.

RBS America
RBS America is the sixth largest bank by assets in the US and the sixth largest bank by deposits. It employs 24,800 staff through Citizens Financial Group and
GBM America. Last year RBS America accounted for 26% of RBS Group operating profit. Its businesses comprise of:

  . Citizens Financial Group, which is headquartered in Providence, Rhode
    Island, and employs 23,100 people. It has retail and business banking operations in 13 states stretching from New England to the Mid-West and covering 30% of the US population. It has the 8th largest retail branch network in the US and is the 2nd largest supermarket bank. It also includes card issuing based in Bridgeport, card acquiring (RBS Lynk) based in
    Atlanta, Kroger Personal Finance a joint venture with the second largest US supermarket, and Citizens Asset Finance headquartered in Chicago.

  . Global Banking & Markets, America (GBM, America), comprise RBS Greenwich
    Capital and Corporate and Institutional Banking based in New York.  It employs 1,730 in its main offices in Greenwich, New York, Chicago and
    Houston. It plays a leading role in the fixed income markets, and has risen
    in the US Loan Markets from No 27 in 2004 to No 7 in 2006.   Global Banking
    & Markets (GBM) is a leading banking partner to major corporations and financial and government institutions around the world providing an extensive range of debt, risk and investment services.  The GBM business brings to the American market the experience of a No 1 ranking for Asset
    Backed Securities and Project Finance globally, and No 4 for loans, No 5 for
    Foreign Exchange, No 6 for all Debt and No 8 for international bonds.

RBS financial highlights of 2006:
    . Income up 10% to £28,002m ($51,635m)
    . Group Operating profit increased by 14% to £9,414m ($17,359m)
    . Total dividend for the year of 90.6p per share, up 25%
    . GBM income up 22% to £6,826m ($12,587m)
    . GBM operating profit up 25% to £3,790m ($6,989m)
    . Citizens income up 3% to £3,317m ($6,115m)
    . Citizens operating profit up 2% to £1,582m ($2,917m)
    . GBM America income up 18% to $2,799m

Ends

Enclosure 31

Royal Bank of Scotland Group PLC -

Director/PDMR Shareholding

Notification of Directors' Interests:

On 23 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 700,000 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") at a price of 2049.6133p per share.

In addition, the Trustee released from the Trust 63,374 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.
Following the above transactions, the Trustee of the Trust holds 4,795,268 ordinary shares in the Company.

Enclosure 32

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's £450,000,000 Floating
Rate Notes due March 2009 (the "Notes") issued under its £40,000,000,000 Euro
Medium-Term Note Programme (the "Programme")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 30 June 2006 as supplemented by the
Supplementary Prospectuses dated 8 August 2006, 12 September 2006, 21 December
2006 and 21 March 2007 (together, the "Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive
(Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7237t_-2007-3-26.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 33

Royal Bank of Scotland Group plc -

Director/PDMR Shareholding

Notification of Directors' Interests:

On 26 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of

Scotland Group 2001 Employee Share Trust (the "Trust") purchased 449,222 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") at a price of 2023.597p per share.

In addition, the Trustee released from the Trust 31,510 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.
Following the above transactions, the Trustee of the Trust holds 5,212,980 ordinary shares in the Company.

Enclosure 34

The Royal Bank of Scotland Group plc -

Director/PDMR Shareholding

Notification of Directors' Interests:

On 27 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
47,064 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,165,916 ordinary shares in the Company.

Enclosure 35

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act
1985; or (iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

John Alastair Nigel Cameron

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Alastair Nigel Cameron

8 State the nature of the transaction
Exercise of The Royal Bank of Scotland Group plc, Option 2000 Scheme - 2001 Grant

9. Number of shares, debentures or financial instruments relating to shares acquired

150

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

150

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Exercise price £15.63 Sale price £20.30

14. Date and place of transaction

27 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,618

16. Date issuer informed of transaction

27 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

28 March 2007

Enclosure 36

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's €850,000,000 Floating
Rate Notes due September 2008 (the "Notes") issued under its £40,000,000,000
Euro Medium-Term Note Programme (the "Programme")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 30 June 2006 as supplemented by the
Supplementary Prospectuses dated 8 August 2006, 12 September 2006, 21 December
2006 and 21 March 2007 (together, the "Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive
(Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9066t_-2007-3-28.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 37

The Royal Bank of Scotland Group plc -

Director/PDMR Shareholding

Notification of Directors' Interests:

On 28 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
28,543 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,137,373 ordinary shares in the Company.

Enclosure 38

The Royal Bank of Scotland Group plc -

Director/PDMR Shareholding

Notification of Directors' Interests:

On 29 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
30,720 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,106,653 ordinary shares in the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:30 March 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat